Schedule 13D/A


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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                          (Amendment No._11__________)*


			Alseres Pharmaceuticals, Inc.
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                                (Name of Issuer)


				     Common
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                         (Title of Class of Securities)


				021152103
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                                 (CUSIP Number)

			Robert L. Gipson
			c/o Ingalls & Snyder LLC
			61 Broadway
			New York, NY 10006
			(212) 269-7827

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


				December 16, 2011
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.021152103                   13D/A



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Robert L. Gipson
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            15,376,004
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
  REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             15,376,004
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,376,004

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        51%
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  14   TYPE OF REPORTING PERSON*

       IN

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

The following Items are amended and restated in their entirety:

Item 1.  Security and Issuer

Common Stock, $0.01 par value per share ("Common Stock")


Alseres Pharmaceuticals, Inc.
239 South Street
Hopkinton, MA 01748

Item 2.  Identity and Background

(a)Robert L. Gipson


(b)Business address and principal office for the Reporting Person:

c/o Ingalls & Snyder LLC
61 Broadway
New York, NY 10006

(c)Present principal occupation or employment and the name, principal business and address where employment occurs.


Gipson is a Senior Director of Ingalls & Snyder, LLC, a broker dealer and investment advisor.


(d) & (e) Involvement in certain legal proceedings:

During the last five years,the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federalor state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds.

The agregate purchase price for the 15,376,004 common shares, and $13,000,000 convertible notes was $32,541,588.


Item 4.  Purpose of Transaction

Investment.

Item 5.  Interest in Securities of the Issuer


(a) Mr. Gipson is the beneficial owner of and has sole power to vote and dispose of the 15,376,004 shares of Common Stock that he owns directly. These shares constitute 51% of the outstanding common shares of Alseres. Gipson also owns $13,000,000 Alseres Convertible Notes convertible into 5,891,222 shares of Alseres common stock.
These Notes are not currently convertible into Alseres common due to restricitions in the Note terms and covenants.

(d) Not applicable.

(e)


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None

Item 7.  Material to be Filed as Exhibits.

	None

Incorporate by reference the original 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 19, 2011


/s/ Robert L. Gipson

ROBERT L. GIPSON